STATE OF NEVADA



ROSS MILLER
Secretary of State

SCOTT W. ANDERSON
Deputy Secretary
for Commercial Recordings

Commercial Recording Division
202 N. Carson Street
Carson City, NV 89701-4069
Telephone (775) 684-5708
Fax (775) 684-7138

OFFICE OF THE
SECRETARY OF STATE

VINCENT & REES, LC
175 EAST 400 SOUTH STE 610
SALT LAKE CITY, UT 84111

Job:C20090121-2083
January 21, 2009

Special Handling Instructions:
 AMD EMAILED TO SUBMITTER 1/21/09 AJW

Charges

Description	Document Number	Filing Date/Time	Qty	Price	Amount
Amendment	20090047163-42	1/21/2009 11:59:10 AM	1	$200.00	$200.00
24 Hour Expedite	20090047163-42	1/21/2009 11:59:10 AM	1	$125.00	$125.00
Total					$325.00

Payments

Type	Description	Amount
Credit	249896|09012113631125	$325.00
Total		$325.00

Credit Balance: $0.00

Job Contents:
File Stamped Copy(s):   1

VINCENT & REES, LC
175 EAST 400 SOUTH STE 610
SALT LAKE CITY, UT 84111



ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: www.nvsos.gov

Filed in the office of	Document Number
[signature] Ross Miller Secretary of State State of Nevada	**20090047163-42**
	Filing Date and Time **01/21/2009 11:59 AM**
	Entity Number **E0610972006-3**

Certificate of Amendment
(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Glance, Inc.

2. The articles have been amended as follows: (provide article numbers, if available)

Article I. The name of this corporation is China Green Creative, Inc.
The authorized capital of this company shall be 410,000,000 shares, par value $.001 per share

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 5,000,000/7,405,000

4. Effective date of filing: (optional)

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X _[signature]_

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Amend Profit-After
Revised: 7-1-08